Exhibit 99.1

         GUARANTEE FEE AND COMMERCIAL PAPER PROGRAM SERVICES AGREEMENT

This Agreement among NESTLÉ S.A., 55 avenue Nestlé, Ch-1800 Vevey, Switzerland (“Nestlé”), ALCON, INC., Bosch 69, P.O. Box 62, CH-6331 Hunenberg, Switzerland (“AI”) and ALCON CAPITAL CORPORATION, 6201 South Freeway, Fort Worth, Texas 76134-2099 (“ACC”), documents a pre-existing arrangement, effective October 28, 2002, whereby Nestlé (i) provided a guarantee (the “Guarantee”) in favor of the holders of notes issued by ACC, AI’s indirect wholly-owned subsidiary, as part of ACC’s $2,000,000,000 Commercial Paper Program (the “Program”) and (ii) agreed to manage the Program.

Whereas, the parties wish to formally document this arrangement between them;

Now, therefore, in consideration of Nestlé providing the Guarantee and managing the Program, the parties agree as follows:

1. Guarantee Fee

1.1	AI will pay Nestlé an annual fee for the Guarantee (the “Guarantee Fee”) with respect to the outstanding principal amount of notes issued pursuant to the Program (“Program Borrowings”), beginning November 2002.
1.2

The Guarantee Fee shall be an amount equal to a percentage applied to the difference between the average monthly outstanding Program Borrowings and the average monthly balance of any amount of liquidity investments offset by AI and subsidiaries which are managed by Nestlé on behalf of AI and subsidiaries to secure repayment of Program Borrowings. See Appendix A for an example of the calculation.

1.3	The initial percentage for the Guarantee Fee is 0.28%.
1.4	From time to time, this percentage rate shall be changed if both parties agree in writing to reflect any changes in the fair market value of the guarantee.

2. Provision of Services

2.1	Nestle shall, in the name and on behalf of ACC, manage the Program.
2.2	Subject to any limitation contained in this Agreement or communicated in writing by ACC to Nestlé, ACC hereby gives Nestlé full power, and expressly authorizes Nestlé, to issue commercial paper notes and take any other action as ACC may take under the terms of the Program, in the name and on behalf of ACC. Such power and authorization are strictly limited to any action taken by Nestlé for the purpose of rendering the services under this Agreement (the “Services”).
2.3	ACC shall communicate to Nestle its instructions, if any, which Nestle is bound to follow, in terms of:
— issuing commercial paper notes under the Program, — minimum and maximum duration of the commercial paper issues, — counterpart limits (name, rating amounts).
2.4	The parties agree that Nestle may furnish the Services through affiliates of Nestle.
2.5	In consideration of the Services furnished, AI shall pay Nestlé an annual fee of 0.07% multiplied times the average monthly outstanding Program borrowings.
2.6	AI shall bear the cost of, and shall promptly reimburse Nestlé for, all reasonable out-of-pocket costs incurred by Nestlé personnel in connection with furnishing the Services to ACC and its affiliates, including but not limited to photocopying, telephone, telefax, postage, delivery costs, transportation and travel costs (airfare to be agreed in advance on a case by case basis) and out of town lodging and meal expenses.

3. General

3.1	The amounts due under this Agreement (the “Total Fee”) are payable to Nestlé annually and shall be paid in the December netting; this calculation is based on a 360-day year.
3.2	The Total Fee due to Nestlé is 0.35% before consideration of any reductions due to amounts of liquidity investments offset.
3.3	The Total Fee may be adjusted, retroactively if need be, to comply with all applicable tax laws, rules, and regulations applicable to payments between related parties.
3.4	AI shall have the right to withhold any amounts, if necessary, from the Total Fee if such withholding is required to comply with any law and payment of the Total Fee net of such withholding shall be considered in full compliance with AI’s obligations under this Agreement.
3.4	This Agreement may be amended from time to time if both parties agree to such amendment in writing..
3.5	The term of this Agreement (the “Term”) shall be the period commencing on the date hereof and ending on any termination date specified in a written notice from one party to the other sixty (60) days in advance of such termination; provided, however, that AI’s liability for the Guarantee Fee shall be terminated immediately in the event that a guarantee of ACC’s Program Borrowings is no longer required.
3.6	Nestlé shall not be held liable for any damages suffered by ACC arising from the rendering of the Services by Nestlé, unless Nestlé has acted in reckless disregard of the instructions, if any, given by ACC as per Subclause 2.3, in which case Nestlé shall only be liable for direct damages incurred by ACC (excluding in particular any consequential or incidental damages or lost profits).
3.7	Each party hereby agrees to keep, hold and maintain in confidence all information of every kind and character of the other party that it may receive or collect, whether directly or indirectly, in the performance of the Services. The parties agree to use all reasonable efforts to neither directly nor indirectly disclose such information to any third party outside of Nestlé or Alcon.
3.8	Any notices required or permitted to be given hereunder shall be in writing and shall be directed to the address of the receiving party as written above and to the attention of:

if to Nestle: Group Treasurer
if to AI: Treasury Department
if to ACC: Treasury Department
or to such other persons or addressees as either party may from time to time designate by a subsequent notice in writing to the other.
3.9	This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of Switzerland. In particular, the provisions on the ordinary mandate (articles 394 ff) of the Swiss Code of Obligations shall apply.

For: NESTLE S.A	For: ALCON, INC.

/s/ Phillipe Blondiaux	/s/ Guido Koller
By: Philippe Blondiaux	By: Guido Koller
Vice President, Group Treasurer	Title: Senior Vice President

/s/ Martin Schneider
By: Martin Schneider
Title: Attorney-in-Fact

For: ALCON CAPITAL CORPORATION

/s/David Bass
By: David A. Bass
Title:Vice President, Treasurer
Global Operations

Appendix A

By offsetting its liquidities and investments, Alcon may reduce or eliminate the Guarantee Fee charged by Nestlé consistent with what an independent issuer of commercial paper would do. The amount to be offset is to be set at the signing of the agreement and then adjusted on a quarterly basis.

For example: